Exhibit 1

HEALTHTAB™ EXPANDS WITH SHOPPERS DRUG MART®

VANCOUVER, BRITISH COLUMBIA – Aug 8, 2022 – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “AVCR”) is pleased to announce that the Company is significantly expanding the number of Shoppers Drug Mart pharmacies offering its HealthTab point-of-care testing platform under a renewed Master Service Agreement (MSA) to up to 450 locations nation-wide.

In addition to Shoppers Drug Mart pharmacies, this new MSA and corresponding Statement of Work (SOW) provides for affiliated locations under the Loblaw family of brands, to utilize HealthTab upon request.

Announced in the summer of 2021 a signed MSA with Shoppers Drug Mart Inc. to pilot the HealthTab platform in 11 locations, allowing patients access to point-of-care blood screening and health-data management of potential risks for developing diabetes and cardiovascular conditions through the HealthTab-integrated Afinion 2™ analyzers by Abbott Rapid Diagnostics. After initial success, more locations in Ontario were added, as well as 5 locations in British Columbia.

“The results of the program so far have been fantastic and we’re very grateful to the hard-working pharmacy teams who have brought HealthTab to life,” said Hector Bremner, Avricore Health’s CEO. “Patient feedback showed that pharmacist’s capabilities are highly valued and having access to point-of-care data was seen as more supportive in their care, leading to better health outcomes.”

HealthTab has already been deployed in 104 Shoppers Drug Mart pharmacies across British Columbia, New Brunswick, Nova Scotia and Ontario. Additionally, the Company was honoured to have HealthTab placed in its first Alberta location, in the recently announced innovation in healthcare delivery, the pharmacist-led primary healthcare clinic in the Lethbridge Real Canadian Superstore®.

As of July 1st, 2022, the Government of Ontario brought into effect an expanded scope of practice for community pharmacists in the province. This includes limited prescribing for minor ailments, as well as the ability to perform certain point-of-care tests to assist patients with managing chronic disease. Approved tests include glucose, HbA1c and lipids, all of which HealthTab™ currently offers with the Abbott Afinion 2™.

The initial pilot demonstrated significant patient interest, and pharmacy teams have found they can easily incorporate these services into their practice. It is believed by all involved that with sustained communications support and market adoption, peak volumes are demonstrating a bright future for diagnostics in community pharmacy, and HealthTab as the most sophisticated and fully integrated solution that puts the patient at the centre of their own healthcare journey.

The pilot has also allowed for outreach to leading companies including third parties, such as employee benefits providers and contract research organizations (clinical trials), who have demonstrated interest in utilizing the network. This opens the door to collaboration and research opportunities, focused on lowering the cost of healthcare delivery and improving patient outcomes.

About HealthTab

HealthTab is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues.

With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

To find a location near you, please visit: healthtab.com/locations

HealthTab Market Fast Facts

●	Point-of-Care Testing Market to reach $50.6 Billion USD in 2025 (Source)
●	Glucose monitoring (diabetes related) to make up the largest growth within the sector. (Source)
●	Nearly 13.6 Million Canadians expected to diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™ (a wholly owned subsidiary), its mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements.

In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy